Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

17 September 2021

Ms. Anna Abramson
Mr. Larry Spirgel
United States Securities
 And Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3561
Washington, D.C. 20549

Re:	GZ6G Technologies Corp.
Registration Statement on Form S-1/A-3
Filed September 9, 2021
File No. 333-256224

Dear Ms. Abramson:

We are in receipt of your correspondence dated September 15, 2021, and on behalf of Mr. Cole Smith, Chief Executive Officer of GZ6G Technologies Corp., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for GZ6G Technologies Corp.
Amendment No. 3 to Form S-1 filed September 9, 2021
Cover Page
1. Please revise your cover page disclosure to clarify that the 16,666,667 shares you are offering are to be sold pursuant to an Equity Purchase Agreement with World Amber Corp.
Response:  This has been revised to include the Equity Purchase Agreement with World Amber Corp.
Risk Factors
We are partly dependent on our partner network company…page 15

2. Please disclose the material terms of your Master Services Agreement with Lumen, including the term and any termination provisions.

Response:  This has been revised to include the material terms of the Agreement, along with termination provisions.

Ms. Anna Abramson
Mr. Larry Spirgel
United States Securities
 And Exchange Commission
Re:  GZ6G Technologies Corp.; File No. 333-256224
17 September 2021

Description of Business
Company Overview, page 26

3. We note your revisions in response to prior comment 6.  Your disclosure remains inconsistent; for example, you note that you hope to finalize two venue negotiations by “the end of December 2021” (page 6) or “by the end of September” (page 30).  In addition, you note you are “finalizing two enterprise level contract agreements in 2021” (page 26) but only discuss “onboarding one Enterprise Client” (page 26).  Please revise to accurately reflect your business.

Response:  We have revised these inconsistencies throughout the document, and to accurately reflect the business.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Cole Smith at (949) 872-1965.

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

/
cc: Mr. Cole Smith
      Chief Executive Officer
      GZ6G Technologies Corp.